Exhibit 99.1

Ballard Reports Q4, Full Year 2015 Results & 2016 Outlook

•	Record order book sets up strong 2016 growth

VANCOUVER, Feb. 24, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced consolidated financial results for the fourth quarter ended December 31, 2015 and full year 2015. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

Randy MacEwen, President and CEO said, "Our 2015 financial results were broadly in-line with expectations, with the exception of another challenging year in Telecom Backup Power. We also delivered a number of landmark achievements in 2015, including closing an $80 million Technology Solutions deal with Volkswagen Group, acquiring Protonex Technology Corporation, signing $17 million and $10 million transactions in China to support deployment of over 300 fuel cell buses, signing $9 million of new business for the development of fuel cell tram engines in China, and further fortifying our balance sheet to end 2015 with $40 million in cash reserves."

Mr. MacEwen continued, "In 2016, we expect to grow revenue, improve gross margin and rationalize certain operating costs. On revenue scaling, our current 2016 order book of $58 million is the largest in Ballard's history, already exceeding last year's revenue. We expect to see growth in our Heavy Duty Motive business as well as a full-year contribution from our Portable Power business. On gross margin improvement, we will continue to be disciplined in our pricing, generate further product cost reductions and improve operating efficiencies while realizing benefits from an expected increase in volumes and improved product mix, including important contributions from Portable Power, Technology Solutions and Heavy Duty Motive. Finally, on operating costs, we have initiated a review of strategic alternatives for our Telecom Backup Power business and will rationalize our Telecom Backup Power and executive team cost structures in 2016. This rationalization initiative is expected to yield annualized cost savings in excess of $4 million, lowering breakeven revenue by more than $20 million."

Mr. MacEwen concluded, "With our 2015 accomplishments and sustainability initiatives for 2016, we are well positioned to move the Company toward our longer-term growth and profitability objectives."

Q4 2015 Financial Highlights
(all comparisons are to Q4 2014 unless otherwise noted)

•	Total revenue was $20.0 million, a 28% improvement.
•	Power Products revenue was $13.1 million, up 37% and reflecting $3.4 million from the acquisition of Protonex Technology Corporation ("Protonex") on October 1, and
•	Technology Solutions revenue was $6.8 million, up 12% despite the impact of a lower Canadian dollar on the Volkswagen Group contract.
•	Gross margin was 19%, up 38-points or $6.9 million, due to the increased proportion of revenue from high-margin Heavy Duty Motive and Portable Power and the absence of certain 2014 charges.
•	Cash operating costs[2] were $7.7 million, a 1% improvement due primarily to lower research and product development operating costs.
•	Adjusted EBITDA[2] improved 82% to ($2.9) million, due to the increase in revenue and gross margin.
•	Net income (loss)[3] was ($1.4) million or ($0.01) per share, improvements of 92% and 91%, respectively.
•	Cash used by operating activities was ($10.6) million, a 29% increase reflecting cash operating loss of ($4.6) million and working capital of ($5.9) million.

Full Year 2015 Financial Highlights
(all comparisons are to full year 2014 unless otherwise noted)

•	Total revenue was $56.5 million, down 18%.
•	Power Products revenue increased 5%, reflecting the impact of Ballard's acquisition of Protonex; and
•	Technology Solutions revenue was down 38%, due primarily to 2014 revenue having included $8.7 million in China licensing contracts that Ballard subsequently terminated, together with a $2.3 million Canadian dollar exchange rate impact on the Volkswagen Group contract in 2015.
•	Gross margin was up 3-points to 18% and would have been higher if not for the significant reduction in high-margin Technology Solutions revenue.
•	Cash operating costs[2] were $29.1 million, an increase of 10% which was driven by significantly higher research and product development operating costs and by slightly higher sales and marketing operating costs as well as the inclusion of Protonex operating costs in the fourth quarter.
•	Adjusted EBITDA[2] improved 18% to ($15.3) million, due primarily to lower impairment losses on trade receivables included in other operating expenses of $7.1 million.
•	Net income (loss)[3] was ($5.8) million or ($0.04) per share, improvements of 79% and 80%, respectively.
•	Cash used by operating activities was ($25.4) million, up 23% reflecting cash operating loss of ($19.3) million and use in working capital of ($6.0) million.
•	Cash reserves were $40.0 million at December 31, including the February close of an agreement with Volkswagen Group regarding the transfer of certain automotive-related fuel cell intellectual property (IP) with net proceeds of $29.5 million, a July equity offering with net proceeds of $13.4 million and a $5.0 million strategic equity investment in Ballard by Nisshinbo Holdings Inc. in November. Subsequent to 2015:
•	In February 2016 approximately $3.3 million was received from Superior Plus Income Fund in relation to an indemnification agreement associated with a December 2008 restructuring agreement; and
•	By end-Q1 2016 Ballard expects to add net cash of approximately $9.0 million as a second payment in relation to the aforementioned IP agreement with Volkswagen Group.

2015 Sales and Operations Highlights

Power Products

•	Ground-breaking Heavy Duty Motive initiatives were executed with China customers in relation to fuel cell-powered buses:
•	An order for 8 next-generation FCvelocity®-HD7 modules was received and shipments were made in 2015;
•	A $17 million long-term license and supply agreement was signed with Guangdong Synergy Hydrogen Power Technology Co., Ltd. ("Synergy") to provide fuel cell Power Products and Technology Solutions in support of approximately 300 buses for the cities of Foshan and Yunfu – a landmark transaction in the fuel cell industry. Products are expected to ship in 2016 and 2017;
•	$10 million license and supply agreements were signed with Nantong Zehe New Energy Technology Co., Ltd. and Synergy to provide Power Products and Technology Solutions to support an initial 33 buses in two cities. Products are expected to ship in 2016; and
•	A Strategic Collaboration Agreement was signed with Xiamen King Long United Automotive Industry Co., Ltd., a leading global bus manufacturer, to design and deploy fuel cell-powered buses.
•	Heavy Duty Motive progress was achieved in Europe and North America in relation to fuel cell-powered buses:
•	Ballard customer Van Hool NV won European Union funding for deployment of 21 buses under the 3Emotion program. Ballard will provide FCvelocity® fuel cell modules, which are expected to ship in 2016 and 2017;
•	An agreement was signed with Transport for London (TfL) to extend operation of 8 buses in London, U.K., all powered by FCvelocity® modules, for 5 more years; and
•	Ballard will supply 10 FCvelocity® fuel cell modules to power buses as part of two projects awarded funding by the U.S. Federal Transit Administration (FTA) under the Low and No Emission (LoNo) Vehicle Deployment Program, with shipments expected in 2016.
•	Momentum was established in relation to Heavy Duty Motive fuel cell-powered trams in China:
•	Successful demonstration of the world's first hydrogen fuel cell-powered fixed rail electric tram at the testing facility of CSR Qingdao Sifang Company, a Chinese rolling stock manufacturer based in Qingdao, Shandong province;
•	$6 million joint development and supply agreements were signed with CRRC Sifang for development and commercialization of an FCvelocity® fuel cell engine designed for integration into low floor trams; and
•	A $3 million definitive agreement was signed with Tangshan Railway Vehicle Company for design of a new FCvelocity® module to power trams.
•	Protonex received a $2.8 million follow-on order in Q4 from the U.S. Army for more than 400 Squad Power Manager (SPM-622) Special Operations Kits. These products – reported in the Portable Power segment – are expected to ship in 2016.
•	Received purchase orders from Reliance Jio Infocomm Limited (RJIL) for 100 ElectraGen™-ME systems and from Aditya Birla Group for 50 ElectraGen™-H2 systems, to be deployed in the India telecom networks of RJIL and Idea Cellular, respectively, to provide Telecom Backup Power. All systems were shipped in 2015.

Technology Solutions

•	A Technology Solutions contract was entered into with Volkswagen Group for an aggregate amount of approximately $80 million related to the transfer of certain automotive-related fuel cell intellectual property and a two-year extension to an engineering services contract, through March 2019.
•	An agreement to provide a 1 megawatt (1MW) ClearGen™ fuel cell distributed generation system for Hydrogène de France (HDF) was signed. The system will be deployed at an AkzoNobel sodium chlorate chemical plant in Bordeaux Métropole, France, with the first phase of the Technology Solutions work targeted for completion by mid-2016.
•	Contracts were signed with several new customers, including Ardica Technologies and an unnamed global automotive OEM.

2015 Corporate Platform Highlights

•	Acquired Protonex Technology Corporation, a Southborough, MA leading designer and manufacturer of advanced power management products and portable fuel cell solutions, in October.
•	Launched the next-generation FCvelocity®-HD7 power module and also introduced new 30kW and 60kW configurations for use in smaller buses and to provide range extension solutions.
•	Held an "Investor and Analyst Day" on October 1 in New York City, hosting numerous investors and research analysts in person and online through a webcast.

2016 Outlook

Given the early stage of fuel cell market development and adoption rate, and consistent with 2015, the Company has decided not to provide specific revenue and Adjusted EBITDA guidance for 2016. The Company provides the following 2016 Outlook:

Power Products
The Company anticipates growth in Power Products in 2016 supported by sales and shipments of Heavy Duty Motive products, particularly for use in China bus and tram applications, and a full year of operating results for Portable Power –

•	Key initiatives in 2015 in China are expected to drive record shipments of Heavy Duty Motive products in 2016, specifically FCvelocity® modules, parts kits as well as fuel cell stacks. In addition, discussions are currently ongoing with respect to incremental orders to support bus and tram deployments in various Chinese cities;
•	In 2016 the Company expects to ship FCvelocity® modules to bus OEM partner Van Hool in Belgium for deployment in European buses under the 3Emotion program as well as to the U.S. market for deployment in buses under the LoNo program; and
•	Protonex is expected to generate full-year revenue in 2016 in the range of $20 million.

Technology Solutions
The Company is continuing its successful engineering services contract work with Volkswagen Group (Volkswagen AG and Audi AG), which is now in the third year of a six-year contract term that runs to March 2019, with a potential optional 2-year extension beyond that time. In addition, Technology Solutions work continues with a number of other global automotive OEMs as well as with customers in the aerospace, military and rail sectors.

Executive Rationalization and Renewal
As part of the Company's rationalization and renewal initiatives, Ballard announces that three executives – Paul Cass, COO, Dr. Christopher Guzy, CTO, and Steve Karaffa, CCO – will be departing from the Company by March 31, 2016. Responsibilities of the departing executives have now been assumed by internal personnel: David Whyte has been promoted from Director, Operations to VP, Operations, flattening and eliminating duplication in the Operations reporting structure; Dr. Kevin Colbow is now VP, Technology and Product Development, also retaining his current responsibility for Technology Solutions; and Karim Kassam is now VP, Commercial, also retaining his current responsibility for Business and Corporate Development.

These senior management changes eliminate three C-level positions through rationalization and consolidation, while providing an opportunity for new approaches in these roles.

Q4 & Full Year 2015 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31,			Twelve months ended December 31,
	2015	2014	% Improvement	2015	2014	% Improvement
REVENUE
Fuel Cell Products & Services:[1]
Heavy Duty Motive	$4.1	$2.1	92%	$12.0	$5.1	133%
Portable Power	$3.4	N/A	N/A	$3.4	N/A	N/A
Material Handling	$4.1	$4.3	-6%	$12.7	$14.0	-9%
Telecom Backup Power	$1.6	$3.1	-48%	$5.7	$13.2	-57%
Sub-Total	$13.1	$9.6	37%	$33.8	$32.2	5%
Technology Solutions	$6.8	$6.1	12%	$22.6	$36.4	-38%
Total Fuel Cell Products & Services Revenue	$20.0	$15.6	28%	$56.5	$68.7	-18%
PROFITABILITY Gross Margin $	$3.8	($3.0)	226%	$10.0	$10.2	-3%
Gross Margin %	19%	(19%)	38-points	18%	15%	3-points
Cash Operating Costs[2]	$7.7	$7.8	1%	$29.1	$26.4	-10%
Adjusted EBITDA[2]	($2.9)	($16.1)	82%	($15.3)	($18.6)	18%
Net Income (Loss)	($1.4)	($17.5)	92%	($5.8)	($28.2)	79%
Earnings Per Share	($0.01)	($0.13)	91%	($0.04)	($0.22)	80%
Normalized Net Loss[2]	($5.9)	($11.3)	48%	($24.8)	($21.8)	-14%
Normalized Net Loss Per Share[2]	($0.04)	($0.09)	53%	($0.18)	($0.17)	-3%
CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($4.6)	($10.8)	57%	($19.3)	($15.7)	-23%
Working Capital Changes	($5.9)	$2.6	-325%	($6.0)	($5.0)	-21%
Cash Used By Operating Activities	($10.6)	($8.2)	-29%	($25.4)	($20.7)	-23%
Cash Reserves	$40.0	$23.7	69%

For a more detailed discussion of Ballard Power Systems Q4 and full year 2015 results, please see the Company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, February 25, 2016 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its Q4 and full year 2015 operating results and Outlook for 2016. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and PowerPoint slide webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast will be archived in the 'Quarterly Earnings' area of the 'Investors' section of the Company's website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

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Endnotes:
1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

We made changes to the composition of revenues in our Fuel Cell Products and Services segment in 2015. As a result, licensing revenues of nil for the fourth quarter of 2014 and $6.3 million for fiscal 2014 previously recorded as either Heavy Duty Motive revenues, Material Handling revenues, or Telecom Backup Power revenues have been retroactively reclassified as Technology Solutions revenues.

2 Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard's operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard's Management's Discussion & Analysis.

Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding impairment losses or recoveries on trade receivables, transactional gains and losses, asset impairment charges, and acquisition costs.

3 Includes gain of $5.4 million in the fourth quarter of 2015 and a gain of $19.6 million in fiscal 2015 on sale of intellectual property to Volkswagen Group.

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SOURCE Ballard Power Systems Inc.

Image with caption: "Ballard Power Systems Full Year 2015 Financial Highlights (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160224_C2777_PHOTO_EN_629032.jpg

Image with caption: "Ballard Power Systems Q4 2015 Financial Highlights (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160224_C2777_PHOTO_EN_629034.jpg

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 22:55e 24-FEB-16